May 23, 2005


Mail Stop 4561

	VIA U.S. MAIL AND FAX (231) 561-7224

Mr. Kenneth S. Cragun
Interim Chief Financial Officer
FindWhat.com, Inc.
5220 Summerlin Commons Boulevard, Suite 500
Fort Myers, FL 33907

Re:	FindWhat.com, Inc.
	Form 10-K/A for the year ended December 31, 2004
	File No. 000-34028

Dear Mr. Cragun:

      We have reviewed your above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Financial Statements and Notes

Consolidated Statements of Operations, page F-7
1. We note the line items captioned "Search serving" and "Marketing, sales and service". In a supplemental response please clarify whether the latter caption includes cost of services and if so, present your cost of services separately in future filings in accordance with Rule 5-03 of Regulation S-X.

Note C - Mergers and Acquisitions, pages F-16 to F-20
2. We note from the unaudited pro forma condensed consolidated balance sheets included in the current reports filed on form 8-K/A for Comet and Espotting that these acquirees had deferred revenue balances. In a supplemental response, please tell us the nature of the deferred revenue and how you applied EITF 01-3 Accounting in a Business Combination for Deferred Revenue of an Acquiree in your purchase accounting for each of your acquisitions during the period.

   Miva, page F-16 to F-17
3. We note the fifteen-year amortization period for your customer relationships. In a supplemental response, please state whether or not the customer relationships are contractually based, and if so, the period and cancellation terms. Additionally, please explain how you considered straight-line amortization as opposed to another methodology for the contribution to future cash flows, and how you considered the impact of lower than expected operating performance that resulted in the goodwill impairment on the estimated useful life of the customer relationships.

   Espotting, pages F-19 to F-20
4. Please supplementally tell us if options and warrants issued to Espotting employees and affiliates are vested or unvested.
Additionally, explain what future performance, if any, is required by the employees.

5. From your disclosure, we note that you acquired Espotting, to gain market share internationally. It appears you would gain this market share through Espotting`s tradename, advertiser relationships, and domain name; however you have assigned little or no value to these assets. Please supplementally advise us and disclose in future filings, the primary reasons for the acquisition and factors that contributed to a purchase price with significant amounts of goodwill.
Please explain your methodology for allocating the purchase price and why you have not recorded any marketing-related intangible assets, such as domain names, or contract-based intangible assets, such as service agreements or lease agreements. Refer to paragraphs 39 and
A14 of SFAS 141. Additionally, please advise us of any intangible assets included in goodwill that do not meet the criteria for recognition apart from goodwill.

Note M - Geographical Information, page F-27
6. We note that you provide the information about geographic areas required by SFAS 131, but do not include separate disclosure about products and services required by the Standard. In future filings, please include the required disclosure or provide a supplemental response and indicate in future filings why the information is impracticable to provide.

Note P - Stock Incentive Plans, pages F-30 to F-33
7. In a supplemental response, please provide a reconciliation of the
$3,309,000 charged to APIC and 1,073,000 shares of common stock issued reflected on the statement of stockholders` equity relative to the options and warrants exercised and their exercise price reflected in the footnote.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Matthew Dowling, Staff Accountant, at (202)
551-3467 or me at (202) 551-3403 if you have questions.


						Sincerely,


Steven Jacobs
						Accounting Branch Chief

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FindWhat.com, Inc.
May 23, 2005
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